Exhibit 99.1

VivoPower International PLC Announces Non-Binding LOI to Acquire 51% Shareholding in Tembo 4x4 e-LV B.V.

LONDON, September 21, 2020 – VivoPower International PLC (NASDAQ: VVPR) ("VivoPower" or the "Company") is pleased to announce that it has signed a non-binding Letter of Intent (“LOI”) to acquire a 51% shareholding in Tembo 4x4 e-LV B.V. (“Tembo”), a specialist battery-electric and off-road vehicle company with customers globally in the mining, government services (armored cars, police, ambulances, inspection vehicles), game safari and humanitarian aid sectors. The purchase consideration will be USD$4.7 million and VivoPower will have the option to acquire the remaining 49% of Tembo in the future.

Founded in the Netherlands, Tembo has since grown its global sales and distribution channels across four continents, with current customers in Australia, Africa, Europe, and North America. For its fiscal year ended December 31, 2019, Tembo generated USD$2.3 million in revenue and an EBITDA loss of USD$0.2 million (unaudited), derived from battery-electric and off-road vehicle solutions.

Executive Chairman and CEO of VivoPower, Kevin Chin said, “We are very pleased to have the opportunity to invest in Tembo and to partner with Frank Daams and his team. We believe that this will deliver a win-win outcome for both parties, given the growing interest in electric vehicles from VivoPower’s customer base and the proven capabilities, technology and solutions that Tembo has already been delivering.

“Importantly, this investment would expand VivoPower’s market for electric light vehicles (“ELV”) and sustainable energy solutions (“SES”) significantly beyond the Australian mining and infrastructure sectors. We believe that consummation of this transaction has the potential to transform our addressable market into a global one. Based on an analysis of publicly available industry data, the Company estimates that the potential global addressable market for ELVs could be at least USD$36 billion within the markets in which Tembo is currently active (which presently do not include the United States, Asia or South America).”

Founder and CEO of Tembo, Frank Daams said, “We are delighted by the prospect of welcoming VivoPower as a shareholder. We believe that VivoPower will bring significant value add, especially given their diverse customer base for which we can deliver a battery-electric vehicle solution. The investment has the potential to enable us to scale up production capacity, expand our global salesforce and invest further in R&D and product development.”

The Company is conducting due diligence and is in process of negotiating definitive documents with Tembo. The Company anticipates entering into a definitive agreement with Tembo and plans to disclose the terms of such definitive agreement when and if executed. The Company is working to close the transaction as promptly as practicable, subject to finalizing confirmatory tax, legal and accounting due diligence.

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, the United States, and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the Tembo acquisition, including the entry into a definitive agreement with Tembo, and the related potential global addressable market. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.